Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone: (202) 737-8833
Facsimile: (202) 737-5184
www.sewkis.com

April 3, 2017
VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          AB Cap Fund, Inc.
File No. 2-29901 and 811-01716

Dear Mr. Oh:

This letter responds to additional comment of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Post-Effective Amendment No. 223 under the Securities Act of 1933 (the "1933 Act") and Amendment No. 202 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A (the "Registration Statement") of AB Cap Fund, Inc. - AB Concentrated Growth Fund (the "Fund" or the "Registrant"). The Registration Statement, which was filed with the SEC on February 1, 2017, relates to the proposed registration of Class T shares of the Fund, as well as to reflect related changes to the Class A and Class C share offerings.

Please note that a response to the initial Staff comments was provided on March 23, 2017.  This letter supplements the prior letter in response to the additional comment received on March 29, 2017, and to address one outstanding matter from the initial comments, as follows:

•
With respect to the comment regarding the "Class A share purchases not subject to sales charges" section, please note that the Fund believes that this is a fund arrangement where there is no applicable sales load, and thus this is different from "variations in Fund sales loads that would apply uniformly to investors that purchase Fund shares through a single Intermediary (or category of multiple Intermediaries)" as referenced in the December 2016 "Mutual Fund Fee Structures" Guidance Update. Accordingly, the Fund has not made any changes to this disclosure.

•
With respect to the comment referencing the SEC No-action letter provided to Quest for Value Dual Purpose Fund, Inc. (pub. avail. Feb. 28, 1997), the Fund confirms that the proposed presentation of Class T performance follows the SEC's guidance in the letter.

If you would like to discuss any of the above responses further, please feel free to me directly at (202) 661-7179.

Sincerely,

/s/ Ivy Wafford Duke
Ivy Wafford Duke

cc:          Emilie D. Wrapp, Esq.
Stephen J. Laffey, Esq.
Paul M. Miller, Esq.